Shoot The Moon  NextSeed Campaign Video Transcript

- Hi. I'm Kevin Floyd, Founder and Executive Director of STM Hospitality, Shoot the Moon. The idea behind Shoot The Moon is to reboot and refine the casual dining experience. Our approach is to maximize guest satisfaction by limiting frustration points. Shoot the Moon's innovative model allows guests to order their food and get their next drink at their leisure. In other words, we plan to raise the bar by eliminating it. Our partnership is based on mutual respect for the passion and expertise each of us brings to the table. After opening Anvil and Underbelly and Hay Merchant, I opened seven other successful bars and restaurants. And before all that, I worked in management for a national restaurant chain that utilized economies of scale to manage costs. Chef Dax McAnear brings a similar combination of expertise, with more than a decade of running kitchens for highly creative independent concepts, as well as running the show for a large corporate operation. Jonas Herd is our design and build expert, with over 15 years of turning restaurants' dreams into stylish and functional facilities for some of the city's top chefs and entrepreneurs. The passion to innovate and deliver a high-quality product and expertise is what drives our partnership. But we couldn't keep doing this for as long as we have unless we made it fun. We all like to inject humor and playfulness into just about everything we do, so you can count on that coming through with the Shoot The Moon experience. Simply put, Shoot The Moon offers four strengths. First, our design inherently allows for a reduction in staff and guest interaction, extending safety for both staff and guests. Second, our expansive self-service tap wall offering over 80 beverage choices, a first for Houston. Third, a from-scratch, chef-driven menu served up via fast casual format. And finally, a relaxing, engaging atmosphere driven by an appealing design and fun decor. By minimizing the guest-staff contact points, we expect to set new standards in restaurant innovation and safety, so that our guests have an efficient and enjoyable experience every time. We chose this crowdfunding strategy because we want to give you, the future fans of STM, the opportunity to invest in this innovative experience that is designed for your enjoyment. The people of Houston consistently embrace new technologies, innovation, and great restaurant experiences. If you like to eat out but agree that delicious food and drink can be delivered in a more efficient, less frustrating manner, we invite you to join us in this endeavor. You can invest in the next evolution of eating out. Be a part of our final push to open the first location of Shoot The Moon by early fall, 2020. Once guests give Shoot The Moon a try, we think they'll fall in love with our concept. We see it as an upgrade to the modern dining experience.

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## Shoot The Moon
Houston, Texas

### $0 raised
0% of minimum goal

$100,000 min target

Investment Type: Revenue Sharing Note
Investment Multiple: Up to 1.45x
Revenue Sharing Percentage: 10%

COMING SOON

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- Deal Highlights
- Company Description
- Investment Terms
- Use of Proceeds
- Business Model
- The Menu
- The Atmosphere
- Location Analysis
- The Team
- History
- Bonus Rewards
- Image Gallery
- Data Room
- Comments    0

## DEAL HIGHLIGHTS

A first-to-market restaurant concept with broad appeal that targets affluent neighborhoods lacking in sophisticated food and drink experiences

- First-in-Houston self-service tap wall with over 80 drink options – guests get to be their own bartender (age verification required)
- Counter-service format delivers from-scratch, chef-driven food without the fuss and time commitment of a fancy restaurant
- Innovative concept eliminates frustration points, such as waiting for a server or bartender to come by and take your order or close out your tab
- Guests can order their food and get their next drink at their leisure

Efficiency and foresight are built into the business model, which strategically addresses weaknesses that often cause other restaurants to fail

- Efficient timing of food and beverage service yields satisfied customers and quick turn times, facilitating higher daily sales volumes with less labor overhead than traditional restaurants
- Counter-service food and self-service beverage concept is inherently well-suited for post-COVID era as it greatly reduces guest-staff contact points
- Project seeded with over $1MM in equity from Houston investment community

Partners' experience with both corporate operations and creative, independent concepts enables them to streamline systems to consistently control costs, while delivering a desirable food and drink menu that appeals to sophisticated tastes

- Since 2009, Kevin Floyd has developed and run operations for many of Houston's most-distinguished bars and restaurants. Prior to that, he spent years working for national restaurant chains.
- Chef Dax McAnear has worked alongside numerous high-profile Houston chefs for more than a decade, and recently served as culinary director for a large corporation based in The Woodlands.
- In 2006, Jonas Herd joined his family's firm, Collaborative Projects, which has designed and built an impressive number of Houston's top-100 bars and restaurants. Since 2017, Jonas has been the proprietor of Cecil's Pub in Houston's Montrose neighborhood.

## COMPANY DESCRIPTION

Shoot The Moon (STM) is an innovative restaurant concept that will offer Houston's first self-service tap wall, featuring more than 80 options for craft beer, wine, cocktails and spirits. This intriguing beverage selection will be paired with a chef-driven, from-scratch food menu, featuring starters, pizza and healthy options.









Shoot The Moon is uniquely positioned to be the first to market with its concept because its founders are already far ahead of competitors in recognizing the need for change. While STM was founded before the start of the COVID-19 pandemic, the founding partners were already aware of the systemic issues facing the hospitality industry that current market conditions have laid bare in recent months. They believe that the changes brought by COVID-19 and the strategies of good business sense are one and the same.

As experts in the Houston restaurant industry, STM's founders have created a sustainable, expandable model that can find success, even in turbulent times. Shoot The Moon's concept is based on technology and efficient methods that allow for adjustments in headcount, responsiveness to market changes and the capacity to produce a consistent product across multiple locations. Beyond giving STM the ability to decrease labor costs, increase profit margins and scale; this model makes STM uniquely able to address the new reality of COVID-19.

STM's innovative restaurant and bar concept marks the Houston debut of a self-service tap wall serving craft beer, wine, cocktails and spirits. The restaurant will also offer from-scratch, chef-driven food in inviting fast-casual setting. The concept expects to set new standards for safety and efficiency by minimizing guest-staff contact points and maximize guest satisfaction by eliminating frustration points. Guests will check in and order food at the counter and then choose their table. Instead of having to wait for a bartender or waiter for drink service, guests can simply proceed to the tap wall to select small tastes or full pours of any beverage they choose. (Appropriate sanitation options will be provided, in addition to a staff member standing by to clean tap area.)

STM was founded with expansion in mind. The partners seek to position Shoot The Moon as the restaurant model of the future. They have carefully determined intellectual property, menu offerings, location selection and company structure to allow for expansion from the very beginning.

Shoot The Moon is conceived and operated by the partnership of Kevin Floyd, Dax McAnear and Jonas Herd, who formed STM Hospitality LLC in 2019. This close-knit partnership brings nearly 50 years of combined experience in restaurant startups and management and/or design/build-out of restaurants. Floyd brings and extensive background in serving and sourcing cocktails, spirits, craft beer and wine (and keg/tap logistics) for high-profile concepts, in addition to directing restaurant and bar operations as well as finding and directing teams of talented professionals.

Chef Dax McAnear, who has recently worked as a corporate chef, has made his own mark on the Houston culinary scene while working with many of Houston's elite chefs. Jonas Herd has worked for his family's design-build firm for almost 15 years and has been instrumental in helping numerous successful Houston restaurant concepts go from the drawing board to opening their doors. The complimentary range of talent and experience is a key strength of the partnership, which is bolstered by the mutual respect and friendship among the three partners, all whom have collaborated on multiple past projects.



*(From left to right) Dax McAnear, Culinary Director; Kevin Floyd, Executive Director; Jonas Herd, Development.*

*Photo Credit: Amy Scott Photography, Instagram: photography.amyscott*

*Mural by: "Starry Fox" at Sawyer Yards, Instagram: JcordoArt*

## Investment Terms

| Issuer | Type of Offering | Offered By |
|---|---|---|
| STM Hospitality LLC | Regulation Crowdfunding | NextSeed Securities, LLC |

| | |
|---|---|
| **Offering Min** | $100,000 |
| **Offering Max** | $535,000 |
| **Min Individual Investment** | $100 |
| **Type of Securities** | Revenue Sharing Note |
| **Investment Multiple** | Up to 1.45x |
| **Revenue Sharing Percentage** | 10% |
| **Maturity** | 48 months |
| **Payments** | Monthly |
| **Security Interest** | All assets of the business |
| **Ownership % Represented by Securities** | 0% equity interests in the Issuer or any voting or management rights with respect to the Issuer as a result of an investment in Securities. |

| Early Payment Provision | If the Revenue Sharing Notes are paid in full at least 12 months or more prior to Maturity, the Investment Multiple will be reduced to 1.35x. |
| --- | --- |

## USE OF PROCEEDS

Shoot The Moon's goal is to raise $535,000 via NextSeed investors. The funds raised through this NextSeed campaign will be used for the final interior and exterior fittings and finishes of STM's first location. That means investors in this campaign will be able to come into the restaurant to see most of those touches they helped make possible once the doors are open. The remaining funds will go towards kitchen equipment, menu development and staff training.

## BUSINESS MODEL

The concept for Shoot The Moon utilizes Kevin, Chef Dax and Jonas' strengths and is a model that is designed to control costs, including reducing labor costs through counter-service food and self-service beverages, and to scale effectively with the opening of multiple locations. When Shoot The Moon Hospitality LLC formed back in mid-2019, the partners set out to achieve these advantages over traditional independent table-service concepts, and it's become clear that those strengths are even more important in the age of COVID-19.



The cost controls and overhead reductions are crucial for a restaurant to be able to adjust and adapt to sudden market shifts and consumer trends. Additionally, Shoot The Moon's concept features far fewer guest-staff contact points than a traditional restaurant. With the STM model, just two contact points are required, while traditional restaurants may include up to 10 points of contact between staff and each guest. (see illustration in gallery)

The STM experience is designed for people who have come to prefer fine food and drinks, but whose schedules and family dynamics don't allow for the luxury of a 3-hour fine dining experience. Shoot The Moon will offer the range of chef-driven food and curated beverage selection they desire, but in a casual, self-paced experience where guests order their food and get their next drink at their leisure. This experience will be a unique draw in the underserved market areas that Shoot The Moon has targeted.

The first location of Shoot The Moon will incorporate many cost-saving strategies, such as systemized inventory control, reduced labor and human resource overhead, relatively quick turn times, chef-oversight of food consistency and guest access to tap wall for beverage delivery. The efficiencies and cost savings of this first location will only improve as additional locations are opened. STM Hospitality hopes to open four more locations in the next five years – second location to be announced within the coming months.

The founders believe any restaurant can make money when their sales volume is high, but their experience has proven that true financial strength and staying power in the hospitality industry stems from the ability to keep costs down when outside factors push gross revenues down. Shoot The Moon's concept offers these **financial advantages**:

- Self Service: the self-service model helps to keep labor costs and cost of goods sold low, while encouraging guests to spend more as they explore the food and drink options.
- Commissary: STM's first location features a commissary kitchen, which will have the capacity to supply key ingredients and food products to additional locations. This keeps back-of-house labor costs down and keeps food quality consistently high while avoiding substantial food cost increases as additional locations open. The commissary kitchen is also ideal for handling a high volume of to-go orders.
- Cash-flow positive: Restaurants are inherently a cash-flow-positive model if they can keep their fixed-run costs low. STM has negotiated an extremely low rent and structured its management fees to help keep those fixed costs low.
- Equity Investment: STM Hospitality has already raised over $1 million from equity partners.

## THE MENU

Chef Dax brings many years of innovative, fine dining experience to the laid-back neighborhood kitchen of Shoot The Moon. The entire menu is designed around from-scratch techniques to offer an affordable, flavorful and balanced menu. Comprised of three main categories – small plates, pizzas and healthy fare – the menu will feature options to suit a variety of tastes and dietary lifestyles. The idea is for guests to always find tasty food that pairs well with the beverages they prefer.





PLATES
FARE

## THE ATMOSPHERE

To complement the great food and the remarkable self-service tap system, the atmosphere of for Shoot The Moon will be casual, comfortable, and most of all, fun! The colors of the STM logo will be featured in the décor of the dining areas, which include both patio and indoor seating. Think of it as the modern tasting tavern.



In accordance with CDC guidelines, tables will be spaced six feet apart in the dining room and patio areas. Plexiglass partitions will be placed at appropriate intervals along the tap wall, with gloves and sanitizing wipes provided for guests. STM Staff members will also be on hand to clean tap areas frequently.



STM SOCIAL DISTANCING TABLE GUIDELINES
TABLES SPACED 6 FEET APART
PATIO
SHOOT THE MOON

## LOCATION ANALYSIS

**Address:** 8155 Long Point, Houston, TX 77055

The first location of Shoot The Moon will open in the Spring Branch area, located west-northwest of central Houston, and roughly bounded by the 610 Loop, Highway 290, Beltway 8 and I-10.

Shoot The Moon is under construction in a 5,400-square-foot-space within the Spring Branch Village shopping center on Long Point Road, a key commercial corridor for the largely residential Spring Branch area. The center boasts an impressive 300+ parking spaces onsite, and has undergone considerable redevelopment by Braun Enterprises in the past year.

Numerous affluent residential neighborhoods surround this location, including Spring Branch East/Central/West, Spring Shadows, and Spring Valley. The shopping center is also convenient to the Memorial Villages, Lazybrook/Timbergrove and The Heights.

Within a 5-mile radius of the first location of Shoot The Moon:

- Residential population totals more than 390,500
- Household incomes average more than $100,000
- Daytime population exceeds 572,000
  (source: Braun Enterprises)

The location is easily accessed from other parts of the city, located less than 10 minutes from multiple major thoroughfares including I-10, Loop 610, Highway 290 and Hempstead Road.



PROPERTY OVERVIEW
LOCATION
8141 Long Point Road
Houston, Texas 77055
SPACE AVAILABLE
Total Size: 66,056 SF
Suite 8139: 7,167 SF
PARKING
342 spaces available
TRAFFIC COUNTS
Daily average on Long Point Road: 18,374 VPD
Daily average on Bingle Road: 19,935 VPD
ADDITIONAL INFORMATION
Area is surrounded by an ideal mix of affluent neighborhoods including Spring Branch East, Memorial / The Villages and The Heights.
Retail space boasts superior accessibility, located under ten minutes from multiple major thoroughfares including Interstate 10, Interstate 610, Highway 290 and Hempstead Road.
SPRING BRANCH VILLAGE
NORTH BELT
NORTHWEST
THE HEIGHTS
ENERGY CORRIDOR
MEMORIAL CITY
MEMORIAL
GALLERIA / UPTOWN
DOWNTOWN
WESTCHASE
MONTROSE / MIDTOWN
2018 DEMOGRAPHIC SNAPSHOT
Population
1 mile 26,250
3 mile 143,002
5 mile 390,574
Daytime Population
1 mile 22,275
3 mile 165,514
5 mile 572,191
Avg. HH Income
1 mile $77,285
3 mile $92,272
5 mile $107,540

## The Team



**Kevin Floyd**
EXECUTIVE DIRECTOR AND PARTNER

Kevin co-founded Anvil Bar & Refuge in 2009 and has opened nine more bars and restaurants in Houston over the past 10 years, including Underbelly/Hay Merchant and UB Preserve. The Houston Chronicle has called Kevin "one of the chief architects of the Houston beer and cocktail scene."



**Dax McAnear**
CULINARY DIRECTOR AND PARTNER

Chef Dax McAnear has worked with many of Houston's top chefs and most creative restaurants, including Ryan Pera of Agricole Hospitality, Monica Pope, Scott Tycer of Kraftsmen and the former Textile, James Beard Award-winner Chris Shepherd of Underbelly Hospitality and Ryan Hildebrand. Dax has also collaborated with Kevin at multiple bars and restaurants. Chef Dax, who is not able to see most colors, has developed his senses of smell and taste to an exceptional degree in order to guide his cooking.



**Jonas Herd**
DEVELOPMENT DIRECTOR AND PARTNER

Jonas Herd has worked on the design and build-out of Houston restaurants with Collaborative Projects since 2006. Notable clients include: Underbelly, Hay Merchant, One Fifth Houston, UB Preserv, Georgia James, Dish Society San Felipe, Bernie's Burger Bus Bellaire, Julep Bar, The Pastry War, Cuchara, FM Kitchen, The Rice Box and Nancy's Hustle. He has also been the proprietor of Cecil's Pub since 2017.

## History

STM Hospitality is a Houston-based partnership formed in 2019. Longtime collaborators and friends Kevin Floyd, Dax McAnear, and Jonas Herd, developed the concept for the new self-service bar and restaurant, Shoot The Moon.

All three partners grew up working in and around the restaurant industry. As they forged their careers in the industry, Kevin, Dax and Jonas have progressed from single guys working for restaurants to husbands and dads who have a keen focus on the qualities that make restaurants successful across the board for specific target audiences.

Shoot The Moon represents the partners' personal journeys over the past decade in the Houston restaurant industry, and they feel many restaurant customers today share a similar perspective. For young Houston restaurant customers who fell in love with craft cocktail bars and chef-driven restaurants years ago, and are now married, may have kids and don't have the time or the budget to spend lingering over those experiences, Shoot The Moon offers the quality beverage selection and food experience they seek in a relaxing, yet convenient setting.

**Timeline**

- 2008 - Kevin and Dax meet while working at the original Beavers Ice House
- 2009 - Kevin and former partners open Anvil
- 2012 - Kevin and former partners open Underbelly & Hay Merchant; Kevin meets and collaborates with Jonas on design and build-out
- 2012-2013 - Dax serves on culinary teams for Underbelly and Hay Merchant
- March 2019 - TABC changes its ruling on self-service alcohol
- June 2019 - Kevin, Jonas and Dax form partnership to open Houston's first self-service bar and restaurant
- Sept 2019 - STM Hospitality announces plan to open Shoot The Moon's first location with additional locations to follow
- Q4 2020 - Shoot The Moon Long Point projected opening

## Bonus Rewards

| EARLY BIRD REWARD  100 REMAINING | INVEST |
|---|---|
| **First 100 investors who invest $1,000 or more will receive:**<br>- **2 tickets to Investor Grand Opening Party**<br>  Timing TBD due to COVID-19<br>- **$50 gift card valid at Long Point location**<br>- **Your name on the investor wall** | **$100+**<br>- **Your name on the investor wall**<br>- **$10 gift card valid at any location**<br>- **STM pint glass** |
| INVEST | INVEST |
| **$500+**<br>- Your name on the investor wall | **$1,000+**<br>- Your name on the investor wall |

- Your name on the investor wall
- **$25 gift card valid at any location**
- **One pair of STM pint glasses**

- Your name on the investor wall
- **One pair of STM pint glasses, one pair of STM stemless wine glasses**
- **10% discount for one year at Long Point location**

INVEST

## $2,500+

- **Your name on the investor wall**
- **Set of four STM pint glasses, set of four STM stemless wine glasses**
- **STM Insulated party tote, STM bar towel**
- **12.5% discount for one year at Long Point location**

INVEST

## $5,000+

- **Your name on the investor wall**
- **STM Insulated party tote, STM bar towel**
- **12.5% discount for one year at Long Point location**
- **One STM Yeti beer cup, one STM Yeti wine cup**
- **5% discount for life at all STM locations**

INVEST

## $10,000+

- **Your name on the investor wall**
- **One pair of STM pint glasses, one pair of STM stemless wine glasses**
- **STM Insulated party tote, STM bar towel**
- **5% discount for life at all STM locations**
- **Two STM Yeti beer cups, two STM Yeti wine cups**
- **15% discount for one year at Long Point location**
- **Private dinner with founders of STM**
  Timing TBD due to COVID-19

INVEST

## $15,000+

- **2 tickets to Investor Grand Opening Party**
  Timing TBD due to COVID-19
- **$50 gift card valid at Long Point location**
- **Your name on the investor wall**
- **$10 gift card valid at any location**
- **$25 gift card valid at any location**
- **One pair of STM pint glasses, one pair of STM stemless wine glasses**
- **STM Insulated party tote, STM bar towel**
- **5% discount for life at all STM locations**
- **Two STM Yeti beer cups, two STM Yeti wine cups**
- **15% discount for one year at Long Point location**
- **Private dinner with founders of STM**
  Timing TBD due to COVID-19

## Image Gallery



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## Data Room

| Disclosure Statement | Note Purchase Agreement |
| --- | --- |
| VIEW | VIEW |

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## Issuer Statement

The information contained on this campaign page (the "Campaign Information") is furnished solely by the Issuer to prospective investors in the investment opportunity described herein. All Campaign Information is intended to be a summary of the terms and information contained in the Disclosure Statement and the Note Purchase Agreement, and is fully qualified by reference to those documents. In the event any Campaign Information conflicts with the terms of the Disclosure Statement or Note Purchase Agreement, the terms of those documents will control. The Issuer has provided the Campaign Information for inclusion on the website located at www.nextseed.com, and in no way will the Campaign Information be deemed to have been created or provided by NextSeed Securities, LLC, NextSeed Services, LLC, or their affiliates.


